Exhibit 99.1

Caledonia Mining Corporation Plc

Blanket Mine Q2 2026 Production Update

(NYSE AMERICAN, AIM and VFEX: CMCL)

ST HELIER, July 20, 2026 — Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) announces gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended June 30, 2026 (“Q2 2026” or the “Quarter”).

Production Summary

•	Gold production of 17,360 ounces in Q2 2026
•	Production increased by 18% compared with the 14,767 ounces in the first quarter of 2026 (“Q1 2026”), reflecting improving access to higher-grade mining areas
•	Grades delivered to the plant have improved steadily since January 2026, further reflecting progress in restoring access to higher-grade ore

o	Average Q2 2026 grade of 2.88g/t
o	July 2026 grade to date of 3.05g/t

•	Caledonia reaffirms Blanket’s 2026 production guidance of 72,000 to 76,500 ounces[1]

Operational Update and Outlook

In line with initial 2026 production guidance published on January 14, 2026, and the 2025 results published on March 23, 2026, the Company expects production at Blanket to be weighted towards the second half of the year as access to higher-grade mining areas improves.

Production in Q2 2026 was lower than in the comparable period in 2025, which benefitted from exceptional grades and resulted in a record second quarter. The lower performance in 2026 reflects the planned mining sequence and constrained access to higher-grade areas during the first half of the year, as previously indicated.

Operational measures to restore access to higher-grade ore are gaining traction, as reflected in improving grades quarter-on-quarter.

Production in Q2 2026 was an improvement on Q1 2026 and is consistent with the expected recovery for 2026. This improvement reflects early progress in restoring access to higher-grade areas, with further benefits expected in the second half of the year.

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1 Refer to “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on EDGAR as an exhibit to its annual report on Form 20-F on May 15, 2024; and "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date December 31, 2023 prepared by Caledonia and filed by the Company on SEDAR+ on May 15, 2024

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Looking ahead, production is expected to increase further in the second half of the year, supported by:

•	Improved access to higher-grade mining areas

•	The completion of the elution plant upgrade, enabling the processing of stockpiled fine grain loaded carbon from September onwards

•	The processing of approximately 200 tonnes per day of additional ore following the successful implementation of a 7-day working week from June 2026

These initiatives are expected to support a stronger production profile through the remainder of 2026.

Mark Learmonth, Chief Executive Officer, said:

“Production in Q2 2026 was 17,360 ounces, an improvement on the first quarter, reflecting continued improvement in access to higher-grade mining areas.

“As expected, production was lower than in the corresponding period in 2025, which benefitted from record grades. This reflects the planned mining sequence and the temporary constraints on access to higher-grade areas earlier in the year, as previously indicated.

“Encouragingly, we are now seeing improved grades in deliveries of ore to the plant, indicating that the measures we have taken to restore access to higher-grade ore are gaining traction. We are now tracking a grade of approximately 3g/t and we expect to remain at that level for the rest of the year.

“With the introduction of a 7-day working week and the completion of the elution plant upgrade due in the third quarter of 2026, we expect production to further increase in the second half of the year, in line with our guidance. We therefore remain confident in our full-year production guidance for 2026.”

Qualified Person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the Company’s full year gold production guidance for 2026; expectations that production will be weighted towards the second half of the year; the anticipated impact of operational initiatives including the introduction of a revised mine shift system; the expected benefits of the completion of the elution plant upgrade, access to higher grade ore sources; the maintenance of the grade for the rest of the year; and expectations regarding improved operational performance. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful and timely implementation of planned operational initiatives; equipment availability and reliability; mine sequencing; ground conditions; labour availability and productivity; plant performance; the timely commissioning of planned processing plant improvements; failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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